[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

May 20, 2014

BY HAND AND EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Mara L. Ransom
Assistant Director

RE:	NextEra Energy Partners, LP
Draft Registration Statement on Form S-1
Confidentially Submitted April 4, 2014
CIK No. 0001603145

Ladies and Gentlemen:

On behalf of NextEra Energy Partners, LP (the “Partnership”), enclosed is a copy of the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”), marked to show changes from the Confidential Draft Registration Statement (the “Draft Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on April 4, 2014. The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 2, 2014 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Partnership’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold text below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

United States Securities and Exchange Commission

May 20, 2014

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s comment, the Partnership respectfully advises the Staff that, to-date, neither the Partnership nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Partnership’s securities. Similarly, the Partnership advises the Staff that, to date, the Partnership is not aware of any research reports about the Partnership that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Partnership’s offering. The Partnership represents, to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that the Partnership, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, or any research reports published or distributed, the Partnership will supplementally provide them to the Commission for review.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

The Partnership acknowledges the Staff’s comment and, in response, has revised the Registration Statement to include currently available information that the Partnership is not entitled to omit under Rule 430A under the Securities Act. Further, the Partnership undertakes to provide in future amendments all other information that it is not entitled to omit under Rule 430A. The Partnership confirms its understanding that the Staff will require sufficient time to review such information prior to declaring the Registration Statement effective.

United States Securities and Exchange Commission

May 20, 2014

3. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms, which are available on our website.

The Partnership has enclosed with the Staff’s courtesy copy of this letter, as supplemental material, copies of those graphical materials and artwork that the Partnership intends to use in the printed version of the prospectus. The Partnership has included all additional graphical materials and artwork that it intends to use as part of the prospectus.

4. Prior to the effectiveness of this registration statement, please note we will need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

Prior to the effectiveness of the Registration Statement, the Partnership undertakes to provide the Staff with a copy of the letter from the Financial Industry Regulatory Authority, Inc. (“FINRA”) or arrange for a representative of FINRA to call a representative of the Staff to confirm that FINRA has completed its review and has no additional concerns with respect to any proposed underwriting arrangements.

5. With respect to all third-party statements in your prospectus - such as market data by Bloomberg New Energy Finance, the U.S. Energy Information Administration and Fortune - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

The Partnership has enclosed with the Staff’s courtesy copy of this letter, as supplemental material, copies of the third-party statements cited in the Registration Statement, clearly marked to highlight the portion or section of those statements that contains the relevant information and cross-referenced to the appropriate location in the Registration Statement. The Partnership advises the Staff that no third-party reports referenced in the Registration Statement were prepared for the Partnership or its predecessors or for the contemplated offering.

United States Securities and Exchange Commission

May 20, 2014

6. Please revise your filing to provide the tax disclosure contemplated by Securities Act Industry Guide 5 (Preparation of registration statements relating to interests in real estate limited partnerships) and Securities Act Release No. 33-6900, as well as to provide a tax opinion satisfying the requirements of Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings). Alternatively, if you believe such disclosure and opinion are not required, please tell us why.

The Partnership respectfully notes that, as disclosed on the cover page of the prospectus, the Partnership will be treated as a corporation for U.S. federal income tax purposes. The requirement to provide the referenced tax disclosure applies solely to entities treated as partnerships for U.S. federal income tax purposes. As a result, the Partnership believes that such disclosure is not required. The Partnership notes that the tax opinion called for by Item 601(b)(8) of Regulation S-K applies only to filings on Form S-11 under the Securities Act or those to which Securities Act Industry Guide 5 apply or where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. The Partnership respectfully notes that the Registration Statement has not been filed on Form S-11 and that the Partnership will be treated as a corporation for U.S. federal income tax purposes. As a result, the tax consequences of the offering would not differ from the tax consequences to an investor in other equity offerings by corporations (for which tax opinions are neither required nor customarily provided). Accordingly, the Partnership respectfully submits that a tax opinion is not required in the context of this offering.

7. Please revise the cover page to provide a list of the most significant risks applicable to your transaction (e.g., a lack of sufficient cash to pay minimum quarterly distributions, conflicts of interest with your GP and its affiliates, debt, etc.). Please refer to Section II.A.3.a of Securities Act Release No. 33-6900.

In response to the Staff’s comment, the Partnership has revised the cover page to provide a list of the most significant risks applicable to the transaction.

8. Please provide support for your statement that you “intend to take advantage of favorable trends in the North American energy industry, including the ongoing trend of clean energy projects replacing aging or uneconomic projects, demand by utilities for renewable energy to meet state RPS requirements and the improving competitiveness of clean energy relative to other fuels.” This comment applies to the similar statements appearing on page 95.

The Partnership has enclosed with the Staff’s courtesy copy of this letter, as supplemental material, copies of the third-party statements, clearly marked to highlight the portion or section those statements that contains the relevant information and cross-referenced to the appropriate location in the Registration Statement.

United States Securities and Exchange Commission

May 20, 2014

9. We note your disclosure on page 2 that NextEra has increased its portfolio at an average rate of 14% per year. Please disclose what this growth rate represents. For example, please disclose whether the portfolio has grown in terms of dollars or GW of renewable energy. This comment applies to the similar statement made on page 121.

In response to the Staff’s comment, the Partnership has revised its disclosure on pages 2 and 134 of the Registration Statement to clarify that the average growth rate of 14% per year refers to the growth rate in capacity, as shown in the graphs immediately following such disclosures.

10. Please revise your disclosure to provide a list of the most significant risks applicable to your transaction.

In response to the Staff’s comment, the Partnership has revised its disclosure on pages 8 through 10 of the Registration Statement to provide a list of the most significant risks applicable to the transaction.

11. We note your disclosure regarding the purchase price adjustment on pages 17 and 70 that on a pro forma basis NEE Equity would have paid purchase price adjustments related to the year ended December 31, 2013 as NEE Operating LP’s unaudited pro forma cash available for distribution for that period would have been insufficient to pay a cash distribution equal to your minimum quarterly distribution. Please also tell us how you plan to account for any receipts of purchase price adjustments from NEE Equity in your financial statements, the GAAP basis for such treatment and provide hypothetical journal entries.

The Partnership respectfully advises the Staff that the primary reason that the unaudited pro forma cash available for distribution of NextEra Energy Operating Partners, LP (“NEE Operating LP”) for the year ended December 31, 2013, would have been insufficient to pay a cash distribution equal to its minimum quarterly distribution is because there are several projects that commenced or are expected to commence commercial operations in late 2013 and 2014 (i.e., Genesis, Summerhaven and Bluewater). The Partnership notes that this is consistent with the disclosure on page 110 of the Registration Statement.

Further, the Partnership does not anticipate that such purchase price adjustments will be necessary in the foreseeable future. To the extent that NEE Operating LP’s available cash in any quarter is insufficient to pay the minimum quarterly distribution on its common units, the Partnership expects that NEE Operating LP will use working capital borrowings under its $250 million revolving credit facility to fund any shortfall.

If any purchase price adjustment were to be necessary, the Partnership intends to reflect any such purchase price adjustment received from NEE Equity as an adjustment to the balance of Non-controlling interest. Following the distribution of these proceeds to the common unit holders of the Partnership, the Members’ Equity accounts and Non-controlling interest accounts would be reflective of what these balances would have been had the purchase price adjustment reduced the proceeds received from the initial sale of common units.

United States Securities and Exchange Commission

May 20, 2014

The journal entries contemplated are as follow:

Debit Cash	$	[—	]

Credit Non-controlling interest				$	[—	]

Debit Limited partners equity	$	[—	]

Credit Cash				$	[—	]

12. We note your disclosure that any unpaid portion of the purchase price adjustment will accrue and be payable from distributions received by NEE Equity in each subsequent quarter. Please clarify the terms of these accruals, specifically whether the accruals will bear interest, and whether NEE Equity is obligated to pay past accruals prior to paying any quarterly purchase price adjustment.

In response to the Staff’s comment, the Partnership has revised the disclosure relating to the terms of the purchase price adjustment to clarify that, after the minimum quarterly distribution is paid by NEE Operating LP (including any current quarter purchase price adjustments), NEE Equity is obligated to pay all unpaid and accrued purchase price adjustments concurrently with or following the payment of any other purchase price adjustments up to the amount of distributions received by NEE Equity from NEE Operating LP in such quarter. The Partnership has also revised the disclosure to state that accrued and unpaid purchase price adjustments will not accrue any interest, regardless of when or if such purchase price adjustment is paid. Please see pages 20, 75 and 93 of the Registration Statement.

13. As you have included amounts attributable to non-controlling interests on a pro forma basis in arriving at “Net income attributable to NEE Partners” on pages 22 and 93, please tell us why you have not included an amount for the pro forma period within the “Adjusted EBITDA attributable to NextEra Energy Partners, LP” line item. Further, as this appears to be a non-GAAP measure, please incorporate this amount in your non-GAAP reconciliation on pages 23 and 94 and include related non-GAAP disclosures.

The Partnership respectfully notes that Adjusted EBITDA attributable to the Partnership was not calculated in the Draft Registration Statement, as the non-controlling ownership percentage was not presented in the front section of the Draft Registration Statement. Although 75% was used in the calculation of the “Net income attributable to the non-controlling interest” in the Unaudited Pro Forma Condensed Consolidated Statement of Operations presented on page F-4, the ownership percentages have not yet been finalized. These figures are presented in the Registration Statement. Further, the Partnership concurs with the Staff that the “Adjusted EBITDA attributable to NextEra Energy Partners, LP” is a non-GAAP measure. As such, the Partnership incorporated the related non-GAAP disclosures and the non-GAAP reconciliation on pages 29 and 104 in the Registration Statement.

United States Securities and Exchange Commission

May 20, 2014

14. Please confirm our assumption that you will include the December 31, 2013 pro forma balance sheet data of NEE Partners within the Balance Sheet Data (at period end) section on pages 22 and 93 once it is finalized.

The Partnership confirms that it will include NEE Partners’ (Predecessor) pro forma balance sheet data as of March 31, 2014 on pages 26 and 101 of the Registration Statement as soon as such information becomes available.

15. We note no placeholder for pro forma earnings per unit information either here or within selected financial data on page 93. Please explain the omission or confirm that you will include pro forma earnings per unit information in these sections once it is available to you. Please also provide a footnote explaining why earnings per unit for the historical periods have been omitted.

In response to the Staff’s comment, the Partnership has added placeholders for earnings per unit information on pages 26 and 101 of the Registration Statement and confirms that such information will be provided for all pro forma periods when the information becomes available to the Partnership. In addition, at the Staff’s request, the Partnership has added footnotes on pages 27 and 102 explaining that, for all historical periods presented, the Partnership was an indirect wholly owned subsidiary of NextEra and, therefore, no earnings per unit was presented.

16. You disclose in the last bullet point on page 66 that with respect to the ability of the Manager or its affiliates to withdraw funds received by your subsidiaries, that to the extent the Manager and its affiliates choose not to return withdrawn funds to you and NEE Operating LP does not demand their return, the amount of cash available to be used for acquisitions, growth projects and distributions to unitholders would be reduced. You also disclose on page 81 that NEE Operating LP’s partnership agreement requires it to distribute available cash, which appears to include “funds withdrawn by the Manager which remain unreturned.” Please explain how unreturned funds as described on page 66 would impact cash distributions to unitholders. Please specially tell us if withdrawn funds are included in the definition of available cash. If our understanding is not correct, please clarify it. In this regard, you may want to explain for the staff’s benefit, the purpose of allowing NEER to withdraw funds received by your subsidiaries.

United States Securities and Exchange Commission

May 20, 2014

In response to the Staff’s comment, the Partnership confirms that funds withdrawn by the Manager that remain unreturned are included in the definition of “available cash” under NEE Operating LP’s partnership agreement. Because, under the Cash Sweep and Credit Support Agreement, NEE Operating LP is required to distribute all of its available cash to its unitholders in each quarter the Manager will only be permitted to retain such withdrawn funds to the extent that the general partner of NEE Operating LP has established reserves that would reduce available cash by an amount equal to or greater than the amount of unreturned funds. As described on pages 89 and 90 of the Registration Statement, available cash for each quarter will be reduced to the extent that the general partner of NEE Operating LP establishes reserves to (i) provide for the proper conduct of NEE Operating LP’s business, (ii) comply with applicable law, rules, regulations NEE Operating LP’s debt instruments or other agreements or (iii) fund future distributions for any one or more of the subsequent four quarters. Therefore, if the general partner of NEE Operating LP establishes reserves under one of these clauses, the Manager would be permitted to retain withdrawn funds until NEE Operating LP actually requires such funds, including if needed to operate its business, to service its indebtedness or to make future distributions for which the general partner of NEE Operating LP has established reserves. For example, due to the uneven nature of the cash flows NEE Operating LP expects to receive from its subsidiaries, the Partnership expects that cash reserves will be established by the general partner of NEE Operating LP to fund future distributions. If such reserves are established, the Manager will be permitted to retain withdrawn funds up to the amount of such reserves until the related distributions are actually made, unless NEE Operating LP demands the return of the funds on an earlier date.

Because all withdrawn funds will eventually be returned to NEE Operating LP in accordance with its partnership agreement, the Partnership advises the Staff that the only meaningful impact on distributions to the unitholders of NEE Operating LP will be that NEE Operating LP will not be entitled to any income earned on the withdrawn funds during the period in which the Manager is in possession of such funds. However, the Partnership has revised the disclosure on page 89 of the Registration Statement to clarify that the potential impact of the cash withdrawals on acquisitions or growth projects relates to the fact that the control relationship between the Manager and the Partnership could result in the general partner of NEE Operating LP choosing not to demand the return of withdrawn funds for any such acquisitions or growth projects, even though it is entitled to do so. In addition, the Partnership advises the Staff that the purpose of the cash withdrawals is to maintain consistency with current cash management practices of NextEra in relation to the projects that will be contributed to NEE Operating LP in connection with the offering and to partially compensate NextEra for continuing to provide NEE Partners’ subsidiaries with credit support, which also provides such subsidiaries with a lower cost of capital. See “Certain Relationships and Related Party Transactions—Cash Sweep and Credit Support Agreement” beginning on page 180 of the Registration Statement.

United States Securities and Exchange Commission

May 20, 2014

17. We note your disclosure on page 70 that your pro forma historical and forecasted results presented in the sections beginning on pages 70 and 72 are that of NEE Operating LP. As the cash ultimately distributed by NEE Partners may vary from the distribution received by NEE Partners from NEE Operating LP, please ensure any differences are highlighted in a reconciliation format within your presentations of distributions for the pro forma historical and forecasted periods on pages 72, and 74, respectively. In other words, please reconcile the cash received by NEE Partners from NEE Operating LP to the distribution to common unitholders of NEE Partners and narrate any significant implicit assumptions, such as no estimated GP cash holdbacks, or the receipt of purchase price adjustments as contemplated on page 70.

The Partnership advises the Staff that it currently expects that all of the cash received by the Partnership as a common unitholder of NEE Operating LP will be distributed by the Partnership to the public common unitholders and that the distributions per common unit will be the same for the Partnership and NEE Operating LP for the foreseeable future. This expectation is based on two assumptions: (i) that NEE Operating LP will utilize working capital borrowings to fund the minimum quarterly distribution in each quarter to the extent of any shortfall (and therefore there would be no purchase price adjustments) and (ii) that the general partner of the Partnership will not establish any reserves. Notwithstanding the foregoing, the Partnership does not expect that there will be any working capital borrowings during the twelve-month period ending June 30, 2015.

The Partnership believes each of these assumptions is reasonable and that the potential variation between distributions received by the Partnership and its unitholders will not be a material risk to investors for the foreseeable future. As noted above, the Partnership expects that NEE Operating LP’s $250 million revolving credit facility will be sufficient to meet any shortfall between cash available for distribution in any quarter and the minimum quarterly distribution on the common units of NEE Operating LP. In addition, the Partnership currently expects that the only reserves that will be established by its general partner will be for the payment of income taxes. As disclosed in the Registration Statement, the Partnership does not expect to pay meaningful U.S. federal or state income taxes for a period of 10 years from the date of the offering. Therefore, the Partnership does not believe that any reconciliation between the cash received by the Partnership from NEE Operating LP to the distribution to common unitholders of the Partnership would be appropriate or otherwise helpful to investors. However, in response to the Staff’s comment, the Partnership has expanded the disclosure beginning on page 83 of the Registration Statement to clarify the assumptions used as a basis for the pro forma historical and forecasted periods presented.

United States Securities and Exchange Commission

May 20, 2014

18. Please tell us what periods you plan to present for both your historical unaudited pro forma cash available for distribution and future estimated cash available for distribution disclosures currently provided on pages 70, and 72, respectively, if and when you update your Predecessor’s financial statements. When the periods presented are updated, please also disclose whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included in the applicable historical or projected period.

The Partnership advises the Staff that the Partnership intends to present the historical pro forma unaudited cash available for distribution for the year ended December 31, 2013, and the twelve-month period ended March 31, 2014, and the future estimated cash available for distribution for the twelve-month period ending June 30, 2015. The Partnership has revised its disclosure on page 76 of the Registration Statement to state that the Partnership does not believe that there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and the beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included in the applicable historical or projected period.

19. We note from your disclosure at the bottom of page 72 that your forecast of estimated cash available for distribution is provided to support your belief that you will have sufficient cash available to allow you to pay cash distributions at the minimum quarterly distribution rate. We also note your disclosure on page 65 that you currently expect that cash reserves would be established solely to provide for the payment of income taxes. However, since the calculation of Available Cash, which governs the actual cash distribution that will be made, contemplates that the GP could hold cash back from distribution for certain reasons, please confirm the implicit assumption that no cash hold backs are anticipated during the 12 month period ending June 30, 2015. Please also disclose this fact to your investors. If cash hold backs are anticipated, your forecast should be adjusted for such cash reserves that would reduce the amount available to meet the minimum quarterly distribution.

The Partnership confirms the assumption that no cash hold backs by the general partner of the Partnership are anticipated during the 12 month period ending June 30, 2015, and has revised the disclosure on page 80 of the Registration Statement accordingly. The Partnership also refers the Staff to the Partnership’s response to Comment 17 above for a discussion of the Partnership’s belief that potential holdbacks by the general partner of the Partnership will not occur for the foreseeable future following the forecast period.

United States Securities and Exchange Commission

May 20, 2014

20. You disclose on page 77 your forecast assumes revenues of $322 million and 2.7 million MWh of energy produced for the twelve-month period ending June 30, 2015, as compared to revenues of $141.8 million and 1.7 million MWh of energy produced for the pro forma year ended December 31, 2013. Based on these assumptions, it appears the rate per MWh you are earning on energy produced for the forecasted period is significantly higher than the historical period. Please help us understand the non-lineal increase in revenues relative to MWh production in the forecasted period with a view toward expanding your discussion of revenue, or otherwise explaining what the caused the non-lineal relationship.

The Partnership respectfully advises the Staff that the price per MWh for the projects that commenced or are expected to commence commercial operations in late 2013 and 2014 (i.e., Genesis, Summerhaven and Bluewater) is higher, per the terms of each project’s long-term contract, than the price per MWh under the contracts that existed during the year ended December 31, 2013, therefore increasing the overall average price per MWh of the portfolio. The Partnership notes that the price per MWh for solar projects is often higher than such price for wind projects and that programs like the FIT program that are designed to incentivise investment in renewables often offer higher per MWh prices than contracts that are not entered into pursuant to such a program.

21. We have read your assumptions regarding capital expenditures for expansion versus maintenance on page 78. Please discuss how you estimated maintenance capital expenditures of $3.5 million or the updated amount if a new estimate of future cash available for distribution is included in your next amendment. Please be detailed in your description of how you develop this estimate including the specific type(s) of maintenance capital expenditures encompassed in your estimate considering the relative age of such assets. Additionally, please expand upon and provide a bridge between the narrative description of the expansion capital expenditures to the estimated dollar amount, discussing the specific type of expenditures you expect, including the number of and types of assets, or tell us why you do not believe this information is useful in understanding your assumptions.

Estimated maintenance capital expenditures of $3.5 million for the twelve-month period ending June 30, 3015, are based upon the Partnership’s historical replacement cost experience with similar equipment, the timing of which is generally incurred beyond covered warranty periods. For the twelve-month period ending June 30, 2015, the Partnership’s maintenance capital expenditures are expected to consist of $1.4 million relating to a one-time transmission upgrade at Summerhaven, $1.5 million relating to a network upgrade at Elk City and $0.6 million relating to ordinary course equipment and software upgrades at Perrin Ranch, Summerhaven, Conestogo, Perrin Ranch, Elk City and Northern Colorado.

The maintenance capital forecasted in the Registration Statement is necessary to sustain the clean energy projects’ operational reliability and integrity, among other reasons, and includes costs associated with a spare transformer to ensure operational reliability of the wind facility in the event of an unanticipated failure, transmission upgrades, information technology, which includes backup servers designed to sustain reliable data recovery and operational efficiency of wind turbines, and site infrastructure repairs. The amount anticipated for estimated maintenance capital expenditures appears low because the projects in the Initial Portfolio are relatively new. Thus, such projects will require less maintenance capital expenditures than older projects. In addition, as stated on page 86 of the Registration Statement, substantially all of the maintenance expenses associated with the Partnership’s wind projects are accounted for in operating and maintenance expenses, resulting in minimal maintenance capital expenditures associated with those projects during the forecast period.

United States Securities and Exchange Commission

May 20, 2014

Estimated expansion capital expenditures of $28.0 million for the twelve-month period ending June 30, 2015, relate to remaining engineering, procurement and construction costs, the purchase of wind turbines and other balance-of-plant capital necessary to the complete the construction of the 59.9 MW Bluewater wind facility. For the twelve-month period ending June 30, 2015, the Partnership’s expansion capital expenditures are expected to consist of $21 million relating to engineering, procurement and construction to complete Bluewater and $7 million relating to wind turbine costs. Such amounts are based on existing construction contracts and wind turbine purchase agreements. See page 86 of the Registration Statement.

22. Please refer to your disclosures concerning forecasted capital expenditures on page 78. We note that you have subdivided your total forecasted capital expenditures into either maintenance capital expenditures or expansion capital expenditures. Please tell us whether you anticipate any capital expenditures during the forecasted period that would have characteristics of both maintenance and expansion. If so, please revise your disclosure to explain using relevant examples of how you determine the portion to be allocated to maintenance and the portion to be allocated to expansion. We believe this is useful information for your investors because the methodology for allocating capital expenditures with aspects of both maintenance and expansion involves significant judgment. Additionally, please quantify the capital expenditures that you expect will have characteristics of both maintenance and expansion, and quantify the portion of such expenditures that you have allocated to expansion.

The Partnership defines maintenance capital expenditures as cash expenditures that are made to repair, refurbish, and maintain equipment reliability, integrity and safety and to comply with applicable laws and regulations, or other cash expenditures that are made to maintain, over the long term, operating capacity or operating income. The Partnership defines expansion capital expenditures as cash expenditures incurred for acquisitions or capital improvements, including construction expenditures, that are expected to increase NEE Operating LP’s operating income or operating capacity over the long term. See pages 79 and 80 of the Registration Statement.

As discussed above, for the twelve-month period ending June 30, 2015, the Partnership’s maintenance capital expenditures are expected to consist of $1.4 million relating to a one-time transmission upgrade at Summerhaven, $1.5 million relating to a network upgrade at Elk City and $0.6 million relating to ordinary course equipment and software upgrades at Perrin Ranch, Summerhaven, Conestogo, Perrin Ranch, Elk City and Northern Colorado. Each of these estimated maintenance capital expenditures are expected to maintain, but not improve, NEE Operating LP’s operating capacity over the long term.

United States Securities and Exchange Commission

May 20, 2014

As discussed above, for the twelve-month period ending June 30, 2015, the Partnership’s expansion capital expenditures are expected to consist of $21 million relating to engineering, procurement and construction to complete Bluewater and $7 million relating to wind turbine costs. Each of these capital expenditures are expected to increase NEE Operating LP’s operating capacity over the long term.

Based on the expectations and the definitions provided, the Partnership believes that no capital expenditures during the forecasted period will have characteristics of both maintenance and expansion capital expenditures.

23. You disclose on page 81 that NEE Operating is required to distribute its available cash to unitholders, and on page 82 that amounts necessary to pay IDR Fee payments “effectively reduce” available cash. Additionally, you disclose on page 88 that NEE Operating LP will make distributions of 100% of available cash from operating surplus, and on page 83 that the IDR Fee is an operating expenditure that reduces operating surplus. As the IDR Fee appears to be determined based on the cash distributed, which is determined by the amount of available cash and operating surplus, the description of this calculation appears to have components that are circular in nature. If our understanding of your characterization is incorrect, please clarify it or make whatever textual changes are necessary. Additionally, please provide us a hypothetical example of the quarterly process by which a distribution amount is determined under the terms of the partnership agreement, both where amounts are earned pursuant to the IDR waterfall as well as no amounts are earned. Please be comprehensive in your example.

In response to the Staff’s comment, the Partnership has revised the disclosure on pages 90, 96 and 178 of the Registration Statement to clarify that the calculation of payments of the incentive distribution right fee (the “IDR Fee”) for each quarter will be based on hypothetical amounts that would be available for distribution to unitholders if the IDR Fee was not an operating expenditure and NextEra Energy Management Partners, LP (“NEE Management”) held a class of equity interests in NEE Operating LP entitled to the specified percentages of distributions at each of the disclosed target quarterly distribution levels. Once the amount of the IDR Fee is determined, available cash will be distributed to unitholders by NEE Operating LP on a pro rata basis. The Partnership has enclosed with the Staff’s courtesy copy of this letter, as supplemental material, a hypothetical example of the quarterly process by which a distribution amount is determined under the terms of the partnership agreement, both where amounts are earned pursuant to the IDR waterfall as well as no amounts are earned.

United States Securities and Exchange Commission

May 20, 2014

24. You disclose in the last sentence in the first paragraph under this section as well as in the first sentence on page 90, that although cash used to pay the IDR Fee will be an operating expenditure, the description and tables you present following these sections assume, for illustrative purposes, that any IDR Fee will not reduce NEE Operating LP’s operating surplus and will be paid with available cash from operating surplus. As the IDR Fee will reduce NEE Operating LP’s operating surplus due to it being defined as an operating expenditure, in the typical situation this treatment should directly impact how distributions are characterized (operating or capital). Therefore, please explain to us and clarify your discussion of the IDR Fee calculation to describe the mechanics of the actual computation of the IDR Fee with an explanation to incorporate the partnership treating the IDR Fee as a reduction of NEE Operating LP’s operating surplus and available cash. Additionally, please explain to us the business reason for structuring the IDR “Fee” as an operating expenditure. If it was done for tax reasons, please describe the position expected to be taken, whether it is sustainable based on precedent and the tax consequences if the “fee” is viewed contrary to your position. Based on your expected position, explain how receipt of the “fee” will be treated on NextEra Energy, Inc.’s tax return and the alternative treatment if your position is not upheld. In this regard, please advise whether the partnership will be or is eligible to be included in NextEra Energy, Inc.’s consolidated tax return or whether it will file stand-alone. Please be detailed in your response.

The Partnership refers the Staff to the Partnership’s response to Comment 23 above with respect to the hypothetical example provided to illustrate the mechanics of the calculation of the IDR Fee.

The Partnership believes that the classification of the IDR as a fee is appropriate because payments of the IDR Fee will not represent payments on equity interests of NEE Operating LP and instead represent payment for services, similar to payments of the management fee and the credit support fee under the Management Services Agreement. Services to be provided are investment-type services and the fees are intended to incentivize and compensate the advisors for maximizing the cash available for distribution.

Nonetheless, the fee could have been structured as an equity distribution. The IDR Fee was structured as a fee rather than as an incentive distribution on an equity interest primarily for accounting reasons. There was a concern around NextEra’s longstanding APB 23 assertion. APB 23, codified as FASB “ASC 740-10-25-3,” provides an exception to the general rule that a U.S. multinational needs to accrue taxes on the foreign earnings of its controlled foreign subsidiaries. In order to sustain an APB 23 assertion, the U.S. multinational must maintain that its foreign subsidiary investments will be permanently reinvested abroad and the foreign earnings will not be repatriated to, or subject to tax in, the U.S. Provided that those foreign earnings are not repatriated, they are not subject to U.S. federal income tax and APB 23 provides that no deferred tax liability (“DTL”) needs to be recorded on undistributed foreign earnings. If NextEra were unable to continue to sustain this position, then a DTL equal to the outside basis difference between the book basis and tax basis in the foreign subsidiary would need to be recorded, whether or not foreign earnings were actually repatriated.

United States Securities and Exchange Commission

May 20, 2014

If the IDR were treated as an equity distribution rather than a fee, then sustaining NextEra’s APB 23 assertion would be significantly more complicated. As a fee, the IDR is characterized as income for services rendered to NEE Operating LP, a U.S. partnership. The fee is paid by a U.S. partnership for services rendered in the U.S. and, therefore, the income is U.S. source income and does not affect the APB assertion. Alternatively, as an equity distribution, the fee could be deemed to be partially from U.S. sources and partially from Canadian sources based upon the projects held by NEE Operating LP at the time of the distribution. In order to sustain the APB 23 assertion, NEE Management would need to allocate the distribution to separate U.S. and Canadian entities in proportion to the income generated by the U.S. and Canadian projects, respectively. This type of tracking mechanism is complicated to create and onerous to maintain on a continuous basis. Therefore, the use of a fee structure instead of an equity distribution provides a more efficient means to maintain NextEra’s APB 23 assertion that it will not repatriate income from its foreign investments while still providing consideration for the services rendered by NEE Management.

Although the IDR Fee was not structured as a fee for tax reasons, as explained above, structuring the IDR as a fee instead of additional equity also clarifies the treatment for U.S. federal income tax purposes. By treating the IDR as a fee, NEE Operating LP will not need to attempt to allocate income to NEE Management when the payments are made or determine the proper treatment if NEE Operating Partners does not have gross income in the year payments are made. Instead, NEE Management will recognize fee income as payments are made and NEE Operating LP will be entitled to a deduction.

The Internal Revenue Service (the “IRS”) should have no incentive to challenge the treatment of the IDR Fee. If the IDR Fee were treated as a payment on equity, NEE Management would likely either be allocated gross income or receive a guaranteed payment in an amount equal to the IDR Fee and NEE Operating LP’s partners would either be allocated less gross income or a guaranteed payment deduction, effectively creating the same or very similar tax result to the parties. In addition, if the IDR Fee were treated as a payment on equity, U.S. tax rules would likely require any Canadian entity receiving an allocation of income with respect to the IDR Fee to pay a corresponding fee to a U.S. entity to compensate that U.S. entity for the efforts of the employees that generated the fee (all of whom will be in the United States), which would be U.S. source income. As a result, the amount of U.S.-source income and U.S. tax liability would be substantially identical under either a fee structure or an equity structure.

The Partnership will file on a stand-alone basis and will not be included in NextEra’s consolidated tax return. In addition, NEE Operating LP will not consolidate with any of its partners for U.S. federal tax purposes. Because NEE Operating LP is taxed as a flow through entity, its profits and losses will flow through to its partners and be included in their tax returns.

United States Securities and Exchange Commission

May 20, 2014

25. Please explain in detail how you plan to reflect the IDR Fee payments in your financial statements, the GAAP basis for such treatment and provide hypothetical journal entries.

At the end of each quarter, the Partnership will perform the computation contained in the Management Services Agreement to determine if the Manager is entitled to an IDR Fee for such quarter. In the event an IDR Fee has been earned by the Manager, the Partnership will record the following journal entry:

Debit IDR Fee – Affiliate	$	[	—]

Credit Accounts Payable – Affiliate	$	[	—]

The IDR Fee will be part of the Operations and Maintenance expense line item within operating expenses in the Partnership’s Statement of Operations. Adequate related party disclosures will be included in the financial statements, including the amount and method of computing this expense.

In arriving at this accounting treatment, the Company considered the Proposed EITF Project Plan: Payment to IDR Holders discussed on March 12, 2008, as well as ASC 260-20-05 Earnings per Share – Master Limited Partnerships. Consistent with View A of the EITF Project Plan, the Partnership is of the opinion that the IDR Fee is essentially performance-based compensation for services provided by the Manager. The Partnership also notes that incentive distributions treated as compensation expense are outside the scope of ASC 260.

26. Please significantly expand what is meant when you disclose that upon liquidation NEE Operating LP will distribute any remaining proceeds pro rata to its common unitholders subject to the right of NEE Management to receive the IDR Fee. In your revised disclosure, please highlight how the IDR Fee will be calculated upon liquidation.

In response to the Staff’s comment, the Partnership has revised the disclosure to clarify that distributions of proceeds upon the liquidation of NEE Operating LP will not be subject to NEE Management’s right to receive IDR Fee payments. Because such distributions will be made on a pro rata basis to all of NEE Operating LP’s unitholders, the Partnership believes that expanded disclosure is not necessary in this section. Any IDR Fee payments payable upon a liquidation under the partnership agreement of NEE Operating LP will be limited to payment of IDR Fees owed for the current or any prior quarters. Such payments will be made prior to distributions to unitholders along with any other payments due to creditors of NEE Operating LP. Please see page 99 of the Registration Statement.

United States Securities and Exchange Commission

May 20, 2014

27. We note your inclusion of a line item entitled “Long-term debt – affiliate” within the Balance Sheet Data (at period end) section on page 93, with no amounts for all periods presented. Please revise to include all long-term obligations required by Instruction 2 to Item 301 of Regulation S-K.

The Partnership acknowledges the Staff’s comment and has revised the referenced line item on page 100 of the Registration Statement to include the Partnership’s long-term debt for all historical periods.

28. We note your inclusion of restricted cash within your schedule that calculates your total liquidity position as of December 31, 2013 and 2012. As these funds are restricted to be used in financing the construction of Genesis, as opposed to any other obligations that exist or may arise, please tell us why you believe they should be included in a measure of total liquidity.

The Partnership believes that its total liquidity will be primarily used to finance, among other things, growth, O&M and capital expenditures, as stated in the Liquidity Position section on page 115 of the Registration Statement. Because the restricted cash is to be used for known capital expenditures that the Partnership expects to incur during the next twelve months (i.e., expenditures related to the construction of Genesis), the Partnership believes it is appropriate to include such restricted cash in its total liquidity.

29. We note your disclosure on page 110 that you are exposed to risk resulting from changes in interest rates, and that you have variable rate debt. To the extent you have not hedged all of your interest rate risk associated with your variable rate debt, please revise to disclose one of the 3 alternatives of quantitative information about market risk as required by Item 305(a) of Regulation S-K as it relates to your variable interest rate debt.

The Partnership acknowledges the Staff’s comment and, in response, has revised page 123 of the Registration Statement. As of December 31, 2013, less than 10% of the Partnership’s long-term debt, including current maturities, is exposed to interest rate risk because the balance is either financially hedged or comprised of fixed rate debt. This is deemed immaterial and, as such, disclosure under Item 305(a) of Regulation S-K was not included. The Partnership will continue to evaluate the materiality of the amount of debt subject to interest rate risk and consider disclosing in future filings if the amount becomes material.

United States Securities and Exchange Commission

May 20, 2014

30. Please discuss whether or not there are any terms in a typical project agreement that protect the applicable Project Entity from counterparty risks. For example, we note your disclosure that the Energy Sale Counterparties have the right to a specified damages amount, to terminate the PPA or reduce the contact quantity in the event the Project Entity fails to meet production requirements.

As noted on page 137 of the Registration Statement, each party (including the applicable Project Entity) to an energy sale agreement typically has a right to terminate the agreement upon written notice following the occurrence of an event of default and, in some cases, a cure period. In addition, following an uncured event of default by the Energy Sale Counterparties under the PPAs, applicable Project Entities may withhold amounts due to such Energy Sale Counterparty, suspend performance, receive damages and, in most cases, receive termination payments from the applicable Energy Sale Counterparty or pursue other remedies available at law or in equity. Following an uncured event of default under the RESOP Contracts and FIT Contracts, applicable Project Entities may set off amounts owed to them against amounts that are due to the applicable Energy Sale Counterparty and pursue all other remedies available at law or in equity. In response to the Staff’s Comment, the Partnership has expanded the disclosure on pages 137 and 138 of the Registration Statement.

31. Please elaborate upon the discussion regarding the Energy Sale Agreements to discuss and quantify the portion of revenues that are subject to the “certain adjustments” that you mention on page 124. Please also discuss the nature of such adjustments.

The Partnership advises the Staff that the adjustments vary among energy sale agreements. The most typical example is a change in contract price for inflation, either through escalation at a fixed percentage or adjustments based on changes in price indices (such as the consumer price index). As another example, the contract prices for FIT Contracts that are contracts for differences are subject to adjustment based on the spot price received by the applicable Project Entities. Also, the contract price for two of the PPAs is subject to adjustment based on the time of day that energy is delivered. Examples of the specific adjustments applicable to each project are set forth in the descriptions of project agreements by project that begin on page 138 of the Registration Statement.

32. Please tell us the “certain limited exceptions” pursuant to which the lock-up agreements may not apply.

The Partnership acknowledges the Staff’s comment and has revised pages 229 and 230 of the Registration Statement to disclose the limited exceptions pursuant to which the lock-up agreement may not apply.

United States Securities and Exchange Commission

May 20, 2014

33. We note your inclusion of pro forma adjustment (b), which removes $19,179 thousand of income tax expense, and your description of the adjustment on page F-6, where you state it reflects the removal of $21.8 million of U.S. Federal and state tax attributes associated with the noncontrolling interest, and inclusion of $2.6 million of Canadian tax attributes. Please explain and show us how you calculated this adjustment, and provide supporting calculations as necessary to enhance our understanding. In this regard, we note you used the separate return method to calculate the predecessor’s tax provision. Please supplementally explain how any production tax credits or other tax credits were treated under the separate return method.

The pro forma adjustment of $19,179 thousand reflects the net difference between the income tax provision of the predecessor entity as calculated under the separate return method and the pro forma tax provision of the Partnership. As the Partnership has disclosed, it has calculated the income tax provision of the predecessor entity using the separate return method, which means that the Partnership applied ASC 740 to the stand-alone financial statements of each member of the combined group that was not a flow through entity as if the group member were a separate taxpayer and a stand-alone enterprise. Accordingly, the pro forma tax provision for the Partnership includes several differences from the predecessor entity as described below:

•	Inclusion of Canadian tax impacts for Trillium and Varna because they were “flow through” partnerships (non-taxable entities) in the predecessor entity and the parent company (taxable entity) was not part of the predecessor reporting entity.

•	Inclusion of U.S. Taxes for Trillium, St. Clair and Varna due to restructuring and tax status changes associated with the Partnership pro forma financial statements.

•	Recognition of deferred tax assets (“DTAs”) associated with 1603 Cash Grants at Genesis and net operating losses (“NOLs”) at Canyon Wind and Mountain Prairie.

•	Application of state taxes on an apportioned basis in the pro forma rather than on the separate return method in the predecessor financial statements.

•	Inclusion of taxes for only the Partnership’s expected 25% share of taxable income versus 100% of the predecessor entities’ taxes.

The Partnership respectfully submits that removing $21.8 million in U.S. tax expense and including $2.6 million in Canadian tax expense is the simplest and most transparent way to communicate this complex matter to investors.

United States Securities and Exchange Commission

May 20, 2014

With respect to the treatment of production tax credits (“PTCs”) and other tax credits, the Partnership recognizes investment tax credits (“ITCs”) as a reduction to income tax expense when the related energy property is placed into service. PTCs are recognized as wind energy is generated and sold based on a per kWh rate prescribed in applicable U.S. federal and state statutes and are recorded as a reduction of current income taxes payable, unless limited by tax law, in which instance they are recorded as DTAs.

34. We note your inclusion of a line item entitled “Pro forma general partner interest in net income attributable to NEE Partners. You disclose on page 12 that your general partner has a 0% economic interest in you. Please explain why this line item is included.

The Partnership acknowledges the Staff’s comment and, in response, has removed the referenced line item. See page F-6 of the Partnership’s Registration Statement.

35. Please explain and illustrate how the tax expense was determined for the effective portion of net unrealized gains (losses) for cash flow hedges, and amounts reclassified from accumulated other comprehensive income to net income, for all periods presented. Provide supporting calculations as necessary to enhance our understanding.

As discussed in “Note 2 – Income Taxes of the Combined Financial Statements” of the Registration Statement, the U.S. Project Entities’ income tax provisions are prepared under the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the combined group as if the group member were a separate taxpayer and a stand-alone enterprise.

Canyon Wind, LLC (“Canyon Wind”) is the only entity that has interest rate swaps designated as cash flow hedges. In 2012, the interest rate swaps reported losses which resulted in other comprehensive losses in the Combined Statements of Operations and Comprehensive Income (Loss). Because Canyon Wind is reporting its taxes on a separate return method, it is not expected that the project entity will have taxable income available to realize a DTA.

As discussed above, Canyon Wind recognized unrealized losses on its interest rate swaps in 2012 and those losses were tax effected using a U.S. federal tax rate of 35% and a state tax rate of 5.5% or a combined effective tax rate of 38.575%. The resulting DTAs were fully reserved given the fact that the project entity is not expected to have sufficient taxable income to realize those benefits. The DTA and related valuation allowance are presented in the table of deferred income tax liabilities and assets in Note 11.

United States Securities and Exchange Commission

May 20, 2014

During 2013, the change in fair value of the interest rate swaps caused them to flip from liability positions to net asset positions, with approximately $18.3 million in realized and unrealized gains. The Partnership reported approximately $5.6 million of deferred income tax expense in its Combined Financial Statements using a 38.575% effective tax rate. The deferred income tax expense was the result of both the reclassification of gains out of accumulated other comprehensive income and the effective portion of the changes in fair value of the interest rate swaps reported in accumulated other comprehensive income. A recalculation of the deferred income tax expense is as follows:

($ in thousands)
Accumulated other comprehensive income (pre-tax)	$14,438
Effective tax rate	38.575%

Deferred income tax liability	$5,570
Less: Deferred income tax liability from 2012	($14)

Deferred income tax expense in 2013	$5,556

The 2013 deferred income tax expense was the result of all 2013 other comprehensive income and was allocated on a pro rata basis to both the effective portion of net unrealized gains and reclassifications from accumulated other comprehensive income. The ending accumulated other comprehensive income associated with the interest rate swaps is approximately $8.9 million and is disclosed in Note 9.

36. We note your disclosure on page 108 that you have not provided for certain flow-through entities included in your historical combined financial statements, and your disclosure on the cover page of your prospectus that you will be treated as a corporation for U.S. federal income tax purposes. As you will be treated as a corporation for U.S. federal income tax purposes subsequent to the offering, please present a pro forma adjustment to reflect taxes that would have been attributable to these entities on the face of your historical combined financial statements.

In the predecessor structure, the income of these entities flows to their historical Canadian partners and ultimately to a Canadian parent corporation which is a Canadian corporation and a Canadian taxpayer. The Canadian corporation is treated as a Controlled Foreign Corporation (“CFC”) for U.S. income tax purposes. As such, even though the CFC’s ultimate parent is a U.S. corporation, no income from the Canadian limited partnerships is included in any U.S. federal income tax return. Accordingly, the only taxes attributable to the flow through entities at issue are Canadian federal and Ontario provincial taxes of the Canadian parent corporation.

In order to provide more clarity regarding this issue, the Partnership has reflected the incremental Canadian income taxes on a separate line in the pro forma adjustments column on pages F-4 and F-5 of the Registration Statement. Additionally, the Partnership has clarified in the disclosure that the income of the Canadian flow through entities is taxed only to a Canadian parent corporation, and not to a U.S. entity. See page 121 of the Registration Statement.

The Partnership respectfully submits that this presentation provides clarity and transparency with regard to the Canadian flow through entities.

United States Securities and Exchange Commission

May 20, 2014

37. Please revise or confirm no disaggregation of the “Accounts payable and accrued expenses” line item is necessary for all periods presented. Refer to Rule 5-02.20 of Regulation S-X.

The Partnership confirms the accounts payable and accrued expenses line item for all periods presented does not contain any items that are in excess of such amounts.

38. Your lack of segment disclosure suggests you have one reportable segment. Please explain in detail your segment reporting considerations in the context of ASC 280. In your response, please specifically tell us your operating segments and how you identified them, whether and how you aggregated multiple operating segments into one reportable segment and how you considered the disclosure requirements of ASC 280-10-50.

ASC 280-10-50-1 defines an operating segment as a component of a public entity for which the chief operating decision maker (“CODM”) regularly reviews discrete financial information to make decisions about resources to be allocated to the segment and to assess the segment’s performance. The Partnership’s chief executive officer is expected to function as its CODM, as defined in ASC 280-10-50-5. To-date, the CODM has reviewed financial information in the aggregate when assessing the Partnership’s future financial performance. Upon completion of the IPO, the Partnership CODM expects to allocate Partnership resources and assess Partnership performance in the aggregate based upon a single operating segment as defined in ASC 280-10-50-1(b) and therefore, the Partnership has a single reportable segment. The Partnership will monitor the information reviewed and used by the CODM consistent with ASC 280-50-34 and will address changes, if any, in the composition of its operating and reportable segments in future filings, as appropriate. Disclosure regarding revenues and long-lived assets by geographic region pursuant to ASC 280-10-50-41 can be found in Note 2 (page F-27 of the Registration Statement) and Note 3 (page F-31 of the Registration Statement) to NEE Partners (Predecessor) Combined Financial Statements for the years ended December 31, 2013 and 2012.

39. Please explain or revise to include a description of your asset retirement obligations and associated long-lived assets as well as the reconciliation of the beginning and ending aggregate carrying amounts as required by ASC 410-20-50-1.

The Partnership’s asset retirement obligations (“ARO”) relate primarily to its obligations for the dismantlement of wind and solar facilities located on leased property. The Partnership’s ARO balances are reported on the face of NextEra Energy Partners Combined Balance Sheets (page F-22 of the Registration Statement) as a separate line item. All activity associated with the AROs is disclosed in the AROs section of “Note 2 — Asset Retirement Obligations” (page F-29 of the Registration Statement). As such, the Partnership respectfully submits that the requirements of ASC 410-20-50-1 have been complied with and no change is required to the Partnership’s disclosure.

United States Securities and Exchange Commission

May 20, 2014

40. ASC 360-10-50-1(b) requires the disclosure of balances of major classes of depreciable assets, by nature or function, at the balance sheet date. As “Power-generation assets” represents a substantial portion of your assets with a widely ranging asset life, please tell us what consideration you gave to disaggregating this item into multiple categories based on shorter ranges of useful lives. In your response, please also provide us with a detail of the amounts attributable to major types of power generation assets. To the extent you determine that breakout of this classification is warranted, please also state the related useful lives relating to the break out.

The Partnership presented the major classes of depreciable assets by their nature in the table found in Note 3 (page F-31 of the Registration Statement) to NEE Partners (Predecessor) Combined Financial Statements for the years ended December 31, 2013 and 2012, as required by ASC 360-10-50-1(b). The first category in the table, “Power-generation assets,” represents machinery and equipment used to generate electricity, as well as tools and equipment necessary to maintain those assets. The machinery and equipment used to generate electricity have a useful life of 30 years, while the tools and equipment have useful lives ranging from 5 to 25 years.

At December 31, 2013 and 2012, the machinery and equipment used to generate electricity made up 99.8% of the Power-generation assets line item. As such, the Partnership believes that further disaggregation is not warranted. However, the Partnership acknowledges that having a wide range of useful lives associated with a major class of depreciable assets may not be useful to investors and as such, the Partnership will add a footnote in its annual report on Form 10-K for the fiscal year ending December 31, 2014, to the “Power-generation assets” line in the table stating that 99.8% of the amount represents machinery and equipment used to generate electricity with a 30-year depreciable life.

41. Please explain or revise to include your accounting policy for investment tax credits as required by ASC 740-10-50-20.

The Partnership accounts for ITCs by recognizing them as a reduction to income tax expense when the related energy property is placed into service. The Partnership did not include this information in its disclosures because it has determined that this information is immaterial. The only ITCs reflected in the historical combined financial statements are $16.8 million on the balance sheet related to Elk City and Northern Colorado wind tax credits that were initially recognized in 2009, the year that those assets were placed into service, and will remain with the predecessor parent entity. Tax expense in the historical combined statement of operations is not effected by any ITC.

United States Securities and Exchange Commission

May 20, 2014

42. Please tell us and revise to discuss the nature and effect of any significant matters affecting the comparability of information for all periods presented as required by ASC 740-10-50-14. For example, we note significant difference due to convertible ITCs, the change in your valuation allowances, the change in net operating loss deferred tax assets, and the change in your property related deferred tax assets and liabilities.

Note 11 to the Partnership’s combined financial statements lists the following components of income tax expense (benefit) for the years ended December 31, (in millions):

	2013	2012
Income tax expense at 35% statutory rate	$10.3	$2.5
Increases (reductions) resulting from:
State income taxes—net of federal tax benefit	1.4	(1.5)
1603 Cash Grants	(31.5)	(20.6)
Foreign tax differential	(1.2)	(1.1)
Effect of flow through entity	(3.8)	—
Valuation allowance	43.0	11.7
Other—net	0.1	0.1

Income tax expense (benefit)	$18.3	$(8.9)

The Partnership’s effective tax rate for 2013 and 2012 is 62.9% and (125.4%), respectively. The Partnership’s tax rate is affected by recurring items, such as the relative amount of income the Partnership earns in jurisdictions. It is also affected by discrete items that may occur in any given year, but are not consistent from year to year. The 188.2 percentage point swing in the tax rate from 2012 to 2013 is largely caused by the impact of changes in valuation allowances and the 50% basis reduction with respect to 1603 Cash Grants. Consistent with the disclosure in Note 11 to the Partnership’s financial statements, the following items had the most significant impact on the change in the 2012 and 2013 effective tax rates:

Change in Valuation Allowances (Genesis, Mountain Prairie, Canyon Wind)	(17.0%)

50% Basis reduction due to 1603 Cash Grants (Tuscola Bay, Perrin Ranch, Genesis)	183.3%

State Income Taxes, including impact of VAs and 50% basis reduction	25.9%

Other	(4.0%)

Total Change	188.2%

United States Securities and Exchange Commission

May 20, 2014

•	The change in valuation allowances is driven by additional NOLs in 2013 requiring a full valuation allowance.

•	The change related to 1603 Cash Grants is because the basis reduction is a one-time event for an entity. Tuscola Bay and Perrin Ranch occurred in 2012, while Genesis occurred in 2013.

•	The change in State Income Taxes is driven by the same items as the change in Federal income taxes.

The Partnership respectfully submits that the above items were properly disclosed in the Draft Registration Statement and no change to the current disclosure is required.

43. We note your discussion of your accounting for income taxes both here and on pages 108, 109 and 110, and that $51 million of the 2013 valuation allowance is related to Genesis. We further note your disclosure on page 109 that Genesis has been under construction and as a result experienced losses, and that you looked to the historical operating losses as objective evidence in evaluating the realization of the associated deferred tax assets. Please tell us how you considered all available evidence, both positive and negative, including projections of Genesis in evaluating the valuation allowance. Please also describe how you considered each of the four possible sources of taxable income described in ASC 740-10-30-18 in evaluating the sufficiency of the valuation allowance.

When determining whether all or a portion of a DTA will not be realized, all available evidence, both positive and negative, should be identified and considered. Positive evidence of sufficient quantity and quality (objective compared to subjective) is necessary to overcome negative evidence and support a conclusion that a valuation allowance is unnecessary. The weighting of the negative and positive evidence should be commensurate with the extent to which the strength of the evidence can be objectively verified.

If sufficient positive evidence from one source of taxable income supports a conclusion that a valuation allowance is not necessary, the other sources of taxable income generally need not be considered. Otherwise, evidence about each of the sources of taxable income should be considered in arriving at a conclusion about the need for and amount of a valuation allowance.

When considering the need for a valuation allowance for Genesis, the Partnership considered:

•	Taxable income in prior carryback years if carryback is permitted under the relevant tax law.

United States Securities and Exchange Commission

May 20, 2014

•	Future taxable income exclusive of reversing temporary differences and carryforward.

•	Future reversals of existing taxable temporary differences.

•	Tax planning strategies.

Although all sources of income should be considered, the Partnership placed the most weight on the objective source of taxable income, which is the historic income of the project. In the case of Genesis, NOLs and other DTAs were generated during the construction of the solar project and upon the first unit being placed in service in 2013, at which time the Partnership recognized the benefit of the 50% basis reduction under Section 1603. Due to the nature of the project, the construction period was extremely long and losses resulted due to the expensing of interest for book purposes during periods in which the assets were not yet operational. Accordingly, the project generated cumulative losses.

According to ASC 740-10-30-23, a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. In situations where a cumulative loss for recent years exists, it will be difficult to overcome a conclusion that the DTA, net of the valuation allowance, should not exceed the amounts supported by carryback availability, if any, and offsetting taxable temporary differences. In other words, it would be difficult to support a conclusion in that situation that expected taxable income from future operations (excluding reversal of existing temporary differences) justifies recognition of DTAs. Therefore, Genesis’ lack of historic income is objective negative evidence that it is more likely than not that the DTAs cannot be realized and a full valuation allowance is the appropriate approach.

Moreover, when future taxable income was considered, the turnaround of the existing temporary differences was embedded in the future taxable income and therefore was taken into account when considering whether the DTAs can be realized. Due to the judgment and estimation involved in forecasting future taxable income exclusive of reversing temporary differences, this source of taxable income is generally considered to be the least objective when evaluating the weight of available positive and negative evidence. Accordingly, the Partnership determined that the forecasted taxable income was not significant enough positive evidence to outweigh the negative objective evidence of the historic losses.

According to guidance, tax-planning strategies are considered only for purposes of assessing the need for a valuation allowance for DTAs. If it is more likely than not that all of the DTA will be realized because of sufficient taxable income provided through carryback, reversals of existing taxable temporary differences, and future taxable income exclusive of the reversal of existing temporary differences, tax-planning strategies do not need to be considered. However, whenever those other sources are not sufficient, management must make a reasonable effort to identify tax-planning strategies before concluding that a valuation allowance for a DTA is necessary. The Partnership did not identify any tax planning strategies that would provide positive evidence to outweigh the objective negative evidence of historic losses when assessing the need for a valuation allowance.

United States Securities and Exchange Commission

May 20, 2014

Therefore, when all four parts were considered, the lack of historic income of the project was deemed the most significant factor and outweighed all other factors, providing negative objective evidence that it is more likely than not that the DTAs would not be realized. Thus, a full valuation allowance is appropriate.

44. Please explain to us how the separate return method assumption affected the valuation allowance as it related to DTA’s of Mountain Prairie and Canyon Wind. Please be detailed in your explanation.

When considering the impact of the separate return method on the valuation allowances for Mountain Prairie Wind, LLC (“Mountain Prairie”) and Canyon Wind, it is important to understand the organizational structure. Both Mountain Prairie and Canyon Wind are financing entities domiciled in Florida. Their only activities are related to the issuance of debt to finance their wholly owned project entities. Mountain Prairie debt is collateralized by the assets of Elk City (in Oklahoma) and Northern Colorado Wind (in Colorado). Canyon Wind debt is collateralized by the assets of Perrin Ranch (in Arizona) and Tuscola Bay (in Michigan). Each of these entities is a single-member LLC and disregarded as an entity separate from its owner for U.S. income tax purposes. Therefore, in order to allocate taxes in accordance with SAB Topic 1.B.1, the separate return method was applied to allocate taxes of the predecessor parent attributable to each of the entities.

Both Mountain Prairie and Canyon Wind have interest expense on a stand-alone basis and neither entity has any income generating activity with which to off-set such expense. The income generating activities occur at the subsidiary level: Elk City and Northern Colorado Wind, and Perrin Ranch and Tuscola Bay, respectively. Lacking any taxable income, both entities currently generate NOLs and will continue to generate NOLs as long as the separate return method is applied. Accordingly, a full valuation allowance is appropriately recorded against the federal and state NOLs of both Mountain Prairie and Canyon Wind.

45. Please revise your filing to provide the undertakings contemplated by paragraphs B and C of Item 20 of Securities Act Industry Guide 5 (Preparation of registration statements relating to interests in real estate limited partnerships).

The Partnership acknowledges the Staff’s comment and, in response, has revised page II-3 of the Registration Statement to provide the undertakings contemplated by paragraphs B and C of Item 20 of Securities Act Industry Guide 5.

United States Securities and Exchange Commission

May 20, 2014

46. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

The Partnership has attached all currently available exhibits required pursuant to Item 601 of Regulation S-K and confirms that it will file all other required exhibits such that the Staff will have adequate time to review such exhibits prior to effectiveness of the Registration Statement.

* * * * *

United States Securities and Exchange Commission

May 20, 2014

Please do not hesitate to contact me at (212) 735-3416 with any questions or comments.

Very truly yours,

/s/ Andrea L. Nicolas

cc:	Daniel Porco, Securities and Exchange Commission

Charles E. Sieving, NextEra Energy Partners, LP

Joshua Davidson, Baker Botts L.L.P.